PRIMA DEVELOPMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

UNAUDITED – PREPARED BY MANAGEMENT


03022438

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

Exhibit A

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED BALANCE SHEET

MARCH 31, 2003

ASSETS

	2003	2002
CURRENT		
Cash	$ 184,867	$ 51,928
Barter trade currency (Note 4)	3,128	3,766
Accounts receivable	118,060	81,852
Inventory	72,457	41,237
Prepaid expenses	4,628	2,412
	383,140	181,195
CAPITAL ASSETS (Schedule 2)	30,528	35,488
PATENTS & FORMULAS, net of amortization	2,016	4,509
	$ 415,684	$ 221,192

LIABILITIES

	2003	2002
CURRENT		
Payables & accruals	$ 391,886	$ 44,354
DUE TO AN AFFILIATE (Note 5)	16,982	6,650
DEBT INSTRUMENTS (Note 6)	1,197,406	1,228,500
MINORITY INTEREST (Note 7)	-	-

SHARE CAPITAL & DEFICIT

	2003	2002
SHARE CAPITAL (Note 8)	6,312,869	6,085,765
DEFICIT	(7,503,459)	(7,144,077)
	(1,445,472)	(1,058,312)
	$ 415,684	$ 221,192

APPROVED BY THE DIRECTORS:

"Roland Langset" Director

"Aaron Langset" Director

Exhibit B

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED STATEMENT OF DEFICIT

FOR THE NINE MONTH PERIOD ENDED MARCH 31, 2003

	2003	2002
DEFICIT, beginning of period	$ 7,207,673	$ 6,350,871
NET LOSS FOR THE PERIOD	295,785	793,206
DEFICIT, end of period	$ 7,503,458	$ 7,144,077

Exhibit C

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED STATEMENT OF EARNINGS

FOR THE THREE & NINE MONTH PERIODS ENDED MARCH 31, 2003
(With Comparative Periods for the Previous Year)

	Three Months Ending March 31, 2003	Nine Months Ending March 31, 2003	Three Months Ending March 31, 2002	Nine Months Ending March 31, 2002
SALES (Schedule 3)	$(1,007,293)	$(1,510,197)	$ (145,169)	$ (556,981)
COST OF SALES (Schedule 1)	687,265	865,456	98,888	283,283
GROSS PROFIT	(320,028)	(644,741)	(46,281)	(273,698)
EXPENSES				
Advertising & promotion	84,022	98,550	12,964	64,884
Amortization	3,898	6,779	2,523	7,568
Auto & travel	27,369	38,738	9,653	31,545
Bank charges & interest	11,441	21,660	1,288	34,568
Commission	-	-	-	234
Consulting fees (Schedule 3)	82,771	134,165	213,897	301,430
Directors fees	9,000	12,000	-	-
Licenses & dues	200	200	250	510
Filing fees	15,014	15,933	6,186	20,413
Management fees	48,000	70,500	22,500	82,500
Office & miscellaneous	37,502	46,112	12,765	34,744
Professional fees	10,170	20,011	10,195	30,295
Rent	50,983	74,265	22,995	68,985
Repairs & maintenance	155	918	-	-
Research & development	909	1,669	5	1,563
Revenue participation fees	11,443	15,875	2,563	8,809
Royalties	149,919	160,139	117,084	142,622
Subcontractors	5,603	8,502	5,513	14,274
Telephone & utilities	18,254	23,353	12,910	25,927
Wages & employee benefits	127,349	192,097	88,454	196,294
	694,002	941,466	541,745	1,067,165
LOSS FROM OPERATIONS	373,974	296,725	495,464	793,467
OTHER				
Interest income	(644)	(940)	(132)	(261)
LOSS BEFORE MINORITY INTEREST	373,330	295,785	495,332	793,206
MINORITY INTEREST (Note 7)	-	-	-	-
NET LOSS FOR THE PERIOD	373,330	295,785	495,332	793,206
LOSS PER SHARE	.033	.026	.044	.071

Exhibit D

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE NINE MONTH PERIOD ENDED MARCH 31, 2003

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash receipts from customers	$ 1,662,699	$ 554,467
Interest earned	940	261
GST Received	-	218
Cash paid to suppliers & employees	(1,721,208)	(1,520,290)
Bank charges & interest paid	(21,660)	(34,568)
Management fees paid	(70,500)	-
Net loss paid by minority interest		
	(149,729)	(978,323)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of capital assets	(2,897)	(6,802)
Payments to minority interest	-	-
	(2,897)	(6,802)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issue of common shares	-	869,935
Private placement subscriptions	135,592	-
Payments to an affiliate	14,308	(61,713)
Receipts from an affiliate	-	-
Payments from (to) a related party	-	(67,088)
Payments on promissary notes	-	(5,595)
Increase (decrease) in debt instrument (Note 6)	(55,668)	269,339
	94,232	1,004,878
INCREASE IN CASH	(58,394)	19,753
CASH AT BEGINNING OF PERIOD	243,262	32,175
CASH AT END OF PERIOD	184,868	51,928

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED SCHEDULE OF COST OF SALES

FOR THE NINE MONTH PERIOD ENDED MARCH 31, 2003

	2003	2002
COST OF SALES		
Raw materials	855,052	280,172
Freight	2,570	249
Shop expenses	7,834	2,862
TOTAL COST OF SALES – Exhibit "C"	$ 865,456	$ 283,283

Schedule 2

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED CAPITAL ASSETS AND ACCUMULATED AMORTIZATION

MARCH 31, 2003

	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	AMORTIZATION
COMPUTER				
Opening Balance	$ 8,503	7,166	1,337	
Provision		301	(301)	$ 301
Closing Balance	8,503	7,467	1,036	
OFFICE FURNITURE AND EQUIPMENT				
Opening Balance	29,472	19,419	10,053	
Additions	398	-	398	
Provision	-	1,138	(1,138)	$1,138
Closing Balance	29,870	20,557	9,313	
AUTOMOBILE				
Opening Balance	7,540	5,507	2,033	
Provision	-	228	(228)	$ 228
Closing Balance	7,540	5,735	1,805	
LEASEHOLDS				
Opening Balance	13,601	13,601	-	
Provision	-	-	-	
Closing Balance	13,601	13,601	-	-
MANUFACTURING EQUIPMENT				
Opening Balance	76,705	57,588	19,117	
Additions	2,500	-	2,500	
Provision	-	3,243	3,243	$3243
Closing Balance	79,205	60,831	18,374	
Total to March 31, 2003	$ 138,719	108,191	30,528	$4,910

Schedule 3

PRIMA DEVELOPMENTS LTD.

CONSULTING FEES & SEGMENTED DISCLOSURE

MARCH 31, 2003

CONSULTING FEES CONSIST OF THE FOLLOWING:

	2003	2002
Sales and marketing	$ 121,835	$ 194,932
Business consulting	12,330	106,497
	$ 134,165	$ 301,430

REVENUES FROM EXTERNAL CUSTOMERS:

Total Canada	$ 636,127
Total International	662,608
	$ 1,298,735

FOREIGN EXCHANGE & MISCELLANEOUS REVENUES

Foreign exchange	$ 211,463
Interest & miscellaneous	940
Total exchange & miscellaneous	$ 212,403
TOTAL REVENUES	$ 1,511,138

Cost of sales and operating expenses are prorated on a consistent basis across all revenue sources, so consequently have not been disclosed herein.

PRIMA DEVELOPMENTS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

NOTE 1 BUSINESS DESCRIPTION

The Company is co-listed on the TSX Venture Exchange and Frankfurt Exchange and has a controlling interest in two companies. One company, Envirocoat Technologies Inc. (ETI) manufactures a proprietary ceramic based coating system designed to provide a full bodied waterproof protective shield or membrane over any exposed surface, which reflects heat and seals out rain, ice, snow, or moisture. The second company ECI Envirocoatings (Canada) Inc. (ECI), (formerly, ECI Envirocoatings (Langley) Inc.) is the Canadian distributor of the product.

NOTE 2 GOING CONCERN CONSIDERATION

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than normal course of business and at amounts different from those in the accompanying financial statements.

NOTE 3 SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. They include the accounts of Prima Developments Ltd. (the "Company" or "Prima") and its 49.7% owned subsidiaries, Envirocoat Technologies Inc. ("ETI") and ECI Envirocoatings (Canada) Inc. ("ECI") (Note 14). All significant intercompany accounts and transactions have been eliminated in consolidation.

a) Inventory

Inventory is valued at the lower of cost and net realizable value.

NOTE 3 SIGNIFICANT ACCOUNTING POLICIES (Continued)

b) Capital Assets

Capital assets are recorded at cost and are amortized in the following manner:

Computer	30% Declining Balance
Office Furniture	20% Declining Balance
Manufacturing Equipment	20% Declining Balance
Automobile	30% Declining Balance
Leasehold Improvements	3 Years Straight Line
Patent and Formulas	10 Years Straight Line

In the year of acquisition, amortization is calculated at one-half of the above-noted rates.

c) Loss Per Share

Loss per share has been computed based on the weighted average number of common shares outstanding.

d) Measurement Uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 4 BARTER TRADE CURRENCY

Barter trade currency consists of barter trade dollars held on a North American barter trade exchange, which consists of a membership who purchases or sells goods or services using an alternate currency. Each unit of barter trade currency is equal in value to the Canadian dollar. The barter trade currency held is restricted in that it may only be used to purchase goods or services from other members of that exchange.

NOTE 5 DUE TO AN AFFILIATE

This amount is due to an affiliated company controlled by a group of shareholders of the Company. This amount does not carry any interest nor have any specific terms of repayment.

NOTE 6 DEBT INSTRUMENT

ECI Envirocoatings (Canada) Inc., the second company in which the company owns a controlling interest has raised capital in the previous years through two offerings. The first was an offering of preference shares that are redeemable and retractable at the company's option. A portion of the shares have been redeemed in the previous fiscal year. The second offering was for units which consist of non-voting Class B and Class C shares. The Class B shares are redeemable, carry a fixed annual cumulative dividend of $0.02 per share and are convertible to Class A shares. Their value is nominal. The Class C shares are non-voting, carry no dividend rights, and are to be redeemed at a rate of 10% per annum.

The ECI preference shares and Class C shares noted above meet the definition of a financial liability under Section 3860 of the CICA Handbook and as such have been accounted for as a debt instrument on the consolidated financial statements.

NOTE 7 MINORITY INTEREST

The minority interest in the losses of ETI and ECI for the six month period ended March 31, 2002 and 2003 have been recognized to the extent they reduce the value of the non-controlling interest's common shares to nil. Where the losses applicable to the minority interest of ETI exceed the minority interest in the common shares and equity financial instruments of ETI, the excess and any further losses applicable to the minority interest have been allocated solely to the parent's interest. Subsequent earnings shall be allocated entirely to the parent's interest until such previously absorbed losses are recovered.

NOTE 8 SHARE CAPITAL

a) Share capital is represented by the following:

Authorized: 100,000,000 Common Shares, no par value

Issued for:	2003 NUMBER OF SHARES	VALUE	2002 NUMBER OF SHARES	VALUE
Balance, Beginning of Period	15,255,600	$ 6,057,987	9,779,407	$ 5,241,853
Issued for cash On exercise of warrants	-	-	5,476,193	843,912
Issued for cash Private Placement	164,439	254,881	-	-
Balance, end of year	15,420,039	$ 6,312,868	15,255,600	$ 6,085,765

b) Escrow shares

In the 2000 fiscal year the company issued a total of 750,000 performance shares to its President and Director in consideration for reorganizing efforts. Under the terms of the escrow agreement, release from escrow shall be made on the basis of cash flow from operations in accordance with the rules and policies of the regulatory authorities. Any shares not released from escrow within 10 years (March 17, 2010) shall be cancelled.

NOTE 8 SHARE CAPITAL (continued)

c) Warrants

Number of Warrants	Exercise Price	Expiry Date
82,219	$ 2.05	November 22, 2004

d) Stock Options

At June 30, 2000 the company issued 787,000 stock options to certain directors, officers and employees to purchase up to 787,000 common shares at $0.30 per share. The options expire April 12, 2005.

Subject to regulatory approval, holders of 229,200 preferred shares of ECI Envirocoatings (Canada) Inc. have been granted the right to exchange their preferred shares in ECI for common shares of the company calculated on the basis of the market price at the time of the exchange less a discount of 15% subject to a minimum price of $0.15 per share.

NOTE 9 RELATED PARTY TRANSACTIONS

a) During the period, $70,500 (2002-$82,500) was paid to a director or to companies controlled by a director for management fees, administration and consultation services.

b) During the period, $160,139 (2002-$142,622) was paid or payable to a director of the Company for royalties as described in Note 16 (a).

c) During the period, $46,500 (2002-$62,000) of salaries and consulting fees were paid to certain directors and officers of the Company.

NOTE 10 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial assets and liabilities consist of cash, accounts receivable, GST payable, payables and accruals, due to related parties and debt instruments, the terms and conditions of which have been described in the notes.

Price Risk Management

Currency Risks

The Company sells its products internationally, giving rise to exposure to currency risks from changes in foreign exchange rates. Since the Company does not have any significant international trading, it does not use derivative financial instruments or borrow a portion of its funds in U.S. dollars to reduce foreign currency risks.

Credit Risk Management

Credit risk arises from the potential that a debtor will fail to perform its obligations. The Company is subject to credit risk through its accounts receivable. The company does not have any formal credit policy to reduce this risk. The company does not have a significant exposure to any individual customer. Therefore, the concentration of credit risk is not considered to be significant.

The Company is also subject to credit risk through its cash. However, the cash is placed in a well-capitalized, high quality financial institution. Accordingly, concentration of credit risk is considered to be minimal.

NOTE 10 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Interest Rate Risk

Interest rate risk is the risk to the Company's earnings that would arise from fluctuations in interest rates and would depend on the volatility of these rates. The Company's borrowings from external parties are minimal and are done at a fixed interest rate; accordingly, its interest rate risk is not considered to be significant.

NOTE 11 SIGNIFICANT EVENTS

a) Effective June 4, 1998, and pursuant to the terms of the conversion agreement dated November 20, 1996 with "ETI", "Prima" acquired 2,436,031 newly issued shares of "ETI" representing 51% of all the issued shares. The consideration consisted of $25,700, which had been a loan to "ETI".

Since the transaction was between related parties and it resulted in "Prima" owning 51% of "ETI's" common shares, this business combination has been accounted for as an acquisition of the assets and liabilities of "ETI" by "Prima" (purchase method). "ETI" manufactures coatings as described in Note 1. Subsequent to the business combination between Prima and ETI, common shares were issued from treasury by ETI, which has reduced Prima's ownership interest in ETI to 49.7%. As Prima continues to control ETI, the business combination continues to be accounted for as a consolidation with Prima as the parent company.

Application of purchase method accounting for the business combination:

(i) All "ETI's" and its subsidiary's assets and liabilities are included in the consolidated financial statements at their fair market values at the effective date of the transaction.

(ii) For purposes of this transaction, the deemed consideration paid by "Prima" for 2,436,031 common shares of "ETI" is $25,700.

Cash	$ 208
Accounts receivable	18,203
GST receivable	15,190
Inventory	22,000
Prepaid expenses	2,412
Due from an affiliate	57,293
Capital Assets	40,862
Patents and Formulas	13,259
Accounts payable	(67,765)
Due to related parties	(27,426)
	74,236
Less: minority interest	(48,536)
	$ 25,700

NOTE 12 INCOME TAXES

The Company has losses carried forward for income tax purposes for deduction against future years' taxable income. The losses carried forward expire in the fiscal years ending as follows:

	"ECI"	"ETI"	"Prima"
2002	$ -	$ 205,608	$ 97,362
2003	-	75,000	-
2004	-	217,000	96,488
2005	-	428,000	122,411
2006	135,368	392,718	161,604
2007	237,687	1,469,030	378,454
2008	549,657	232,166	90,205
	$ 922,712	$3,019,522	$ 946,524

NOTE 13 COMMITMENTS

a) "ETI" is committed to pay Royalties to a director as follows:

1) $0.37 per litre of all products manufactured and shipped from any and all primary manufacturing facilities owned in whole or in part by "ETI" or any and all production facilities under any type of agreement with "ETI" anywhere in the world;

2) 4.8% of total sales of all products and services from all factories or authorized regional outlets located in Canada or the United States of America;

3) 9.5% of total billings calculated in U.S. funds for all products passing through such entity as is set up as an international distributor including the United States of America and all other foreign countries.

NOTE 14 CONTINGENT LIABILITY

The Company may be contingently liable for the environmental clean up of certain lands owned by one of its former subsidiaries in the United States which was dissolved in 1995. Although none of the Company's current directors or officers were involved with such subsidiary or its activities there is a remote risk that a court could still hold the Company liable for same.

PRIMA DEVELOPMENTS LTD.

Schedule "B" - Supplementary Information

March 31, 2003

1. **Analysis of Expenses and Deferred Costs**

(a) Cost of Sales:

See Schedule 1 (Consolidated Schedule of Cost of Sales) to the Company's unaudited financial statements for the nine month period ended March 31, 2003 attached as Schedule "A".

(b) General and Administrative Expenses:

See the Consolidated Statement of Earnings to the Company's unaudited financial statements for the three and nine month periods ended March 31, 2003 attached as Schedule "A". See also Schedule 3 (Consulting Fees & Segmented Disclosure) to such financial statements for a breakdown of the amounts presented in the Consolidated Statement of Earnings for consulting fees.

2. **Related Party Transactions**

During the nine month period ended March 31, 2003 a total of $70,500 (2002 - $82,500) was paid to parties not at arm's length to the Company in respect of management, administration and consulting fees. A further $46,500 (2002 - $62,000) was paid to certain directors and officers by way of salary and $160,139 (2002 – $142,622) was paid to the Company's President during such period in respect of royalties payable on product sales shipped throughout Canada, the United States and the rest of the world. An additional $12,000 was paid to an independent director during the period (2002 – nil) by way of director's fees.

3. **Summary of Securities Issued and Options Granted During the Period**

(a) No securities of the Company were issued during the fiscal quarter ended March 31, 2003.

(b) No stock options were granted during the fiscal quarter ended March 31, 2003.

4. **Summary of Securities as at the End of the Reporting Period**

As at March 31, 2003:

(a) The authorized capital of the Company consisted of 100,000,000 common shares without par value.

(b) There were 15,420,039 common shares issued and outstanding.

(c) The following share purchase warrants and stock options were outstanding:

Number of Options/Warrants	Exercise Price/Share	Expiry Date
787,000 Options	0.30	April 12, 2005
82,219 Warrants	$2.05	Nov. 22, 2004

Subject to regulatory approval, the Company has committed to acquiring all of the issued and outstanding Class B Series 1 and Class C Series 1 shares of ECI Envirocoatings (Canada) Inc. ("ECI Canada") in exchange for common shares of the Company calculated on the basis of the market price at the time of the exchange less a discount of 15% (subject to a minimum price of $0.15 per share). The purchase price for the Class B Series 1 and Class C Series 1 shares will be based on the respective redemption prices of such shares at the time of exchange.

As at March 31, 2003 there were approximately 1,197,406 non-voting Class B Series I shares and 1,197,406 non-voting Class C Series 1 shares of ECI Canada outstanding. See Note 6 to the unaudited financial statements for the nine month period ended March 31, 2003 attached as Schedule "A" for further details of the issued and outstanding Class B Series 1 and Class C Series 1 shares of ECI Canada.

ECI Canada is the Canadian distributor of Envirocoat Technologies Inc.'s ceramic based paint and coatings products in which the Company holds a 49.7% controlling interest.

Save as aforesaid there were no options or convertible securities outstanding.

(d) There were 750,000 common shares held in escrow and no shares subject to a pooling agreement.

(e) The following individuals were directors and/or officers of the Company:

Roland L. Langset	-	President and Director
Aaron Langset	-	Director
Donald Smith	-	Director
Leeann Payne	-	Secretary.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

PRIMA DEVELOPMENTS LTD.

QUARTERLY REPORT FOR THE NINE MONTH PERIOD ENDED MARCH 31, 2003

Description of business

The Company holds a 49.7% ownership interest in Envirocoat Technologies Inc. ("Envirocoat"), a private company which holds proprietary rights to the Ceramic InsulCoat R:E Paint and Coating Systems, a ceramic-based family of coatings that include both exterior and interior approved products. The *exterior* products are designed to provide a full-bodied weatherproof protective shield or membrane over any exposed surface which refracts heat and seals out rain, ice, snow or moisture and adding a thermal barrier to any exterior wall system thus lowering energy consumption. The *interior* line of Ceramic InsulCoat also has high performance characteristics including energy saving thermal barrier properties. These products are distributed in Canada by ECI Envirocoatings (Canada) Inc. ("ECI Canada"), a subsidiary of Envirocoat.

Discussion of Operations and Financial Condition

Gross sales by Envirocoat and ECI for the nine month period ended March 31, 2003 were $1,510,197 representing a 171% increase in sales over the corresponding nine month period ended March 31, 2002 ($556,981). This increase in sales is due primarily to the Company's growing distribution relationship with ICI Glidden, one of the largest paint and coatings conglomerates in the world, as well as increasing international sales. See "Financings, Principal Purposes and Milestones" below.

As a result, gross profit for the nine month period ended March 31, 2003 also increased $371,043 or 136% to $644,741 over the corresponding nine month period ended March 31, 2002 ($273,698), however, on a percentage basis gross profit declined from 49.14% in 2002 to 42.69% in 2003.

Although, after deducting general and administrative expenses, the Company still incurred a net loss of $295,785 for the nine month period ended March 31, 2003 such loss was significantly less than the net loss of $793,206 suffered by the Company during the corresponding period ended March 31, 2002. (See Note 7 of the Company's unaudited financial statements for the nine month period ended March 31, 2003 attached as Schedule "A" for an explanation as to why no allowance has been assigned to the minority interest). This reduction in the Company's overall net loss was due to a combination of increased sales as aforesaid and lower general and administrative expenses which decreased by $125,699 or 11.78% to $941,466 from the corresponding period ended March 31, 2002 ($1,067,165). Specifically, the Company's sales and marketing consulting fees decreased from $194,932 in 2002 to $121,835 in 2003 and business consulting fees dropped from $106,497 in 2002 to $12,330 reflecting the solidification of the Company's distribution relationship with ICI Canada Inc. ("ICI Canada") thereby reducing the Company's reliance upon outside consultants. On the other hand, the Company's advertising and promotional expenses increased by 51.87% to $98,550 during the nine month period ended March 31, 2003 over the corresponding period ended March 31, 2002 ($64,884) reflecting a shift in the Company's sales and marketing efforts into the United States and internationally.

The Company did not undertake any investor relations activities during the nine month period ended March 31, 2003.

As disclosed in previous quarterly reports the Company may be contingently liable for the environmental clean up of certain lands owned by one of its former subsidiaries in the United States which was dissolved in 1995. Although none of the Company's current directors or officers were involved with such subsidiary or its activities there is a risk that a court could still hold the Company liable for same.

Financings, Principal Purposes and Milestones

The Company did not complete any new financings during the three month period ended March 31, 2003 having completed a previously announced private placement of 164,439 units at a price of $1.55 per Unit for gross proceeds of $254,880 during the immediately preceding fiscal quarter ended December 31, 2002. The proceeds from this private placement are being used to supplement the Company's revenue from operations; specifically in the areas of raw material purchases, increased marketing expenditures and general working capital.

The Company continues to enjoy growing sales in Canada as it distributes products to a larger and larger segment of ICI Canada's distribution network of 262 retail outlets across Canada operating under the ICI Glidden and Color Your World names. Although the Company's sales continue to be concentrated in the provinces of British Columbia and Ontario the Company is beginning to make inroads into the other provinces. ICI Canada is the Canadian operation of ICI Glidden, one of the largest paint and coatings companies in the world with retail outlets in over 66 countries, 44,000 employees and annual gross sales of almost US$4 billion. During the nine month period ended March 31, 2003 the Company's gross sales in Canada were $636,127 compared to $358,466 for the nine month period ended March 31, 2002.

As the Company continues to expand its sales throughout ICI Canada's distribution network in Canada the Company is also actively re-focusing its new marketing and promotional initiatives towards the large United States market and internationally. This re-focusing of marketing efforts is reflected in the large increase in revenues from international customers from $198,515 during the nine month period ended March 31, 2002 to $662,608 during the corresponding period ended March 31, 2003.

Liquidity and Solvency

Through a combination of growing sales and lower general and administrative expenses the Company's overall financial position continues to improve. However, the Company has yet to reach profitability on a sustained basis and will continue to require additional financing to cover the future shortfalls in cash flow from operations. As at March 31, 2003 the Company had a small working capital deficiency of $8,746 and management is continuing to pursue equity capital opportunities in order to rectify same. If necessary, however, the Company is confident that, given its track record and growing sales with ICI Canada and internationally, it would now qualify for banking financing at favourable rates to finance future growth.

(signed) Roland J. Langset

Roland J. Langset
President